UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Lithium Americas Corp.

(Exact name of the registrant as specified in its charter)

British Columbia, Canada	001-41788	Not Applicable
(State or other jurisdiction of	(Commission File	(I.R.S. Employer
incorporation or organization)	Number)	Identification No.)

3260 - 666 Burrard St Vancouver, British Columbia	V6C 2X8
(Address of principal executive offices)	(Zip code)

Edward Grandy

3260 - 666 Burrard St

Vancouver, British Columbia, V6C 2X8

Telephone: (778) 656-5820

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .

X	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not Applicable

Item 1.02 Exhibit

Not Applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Lithium Americas Corp. is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Government of Canada’s website at https://s203.q4cdn.com/835901927/files/doc_financials/2024/ar/2024-ESTMA_Report.pdf. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 - Exhibits Item

3.01. Exhibits

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Lithium Americas Corp.

(Registrant)

By:	/s/ Edward Grandy	August 15, 2025
Name:	Edward Grandy
Title:	Senior Vice President, General
Counsel and Corporate Secretary